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SECI ISSION

10026048

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. Mosier & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 N. Kingsbury St., Suite 3408
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Delores J. Mosier — 888-452-1161 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive, Suite 1500	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/2

OATH OR AFFIRMATION

I, Delores J. Mosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. Mosier & Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Delores J Mosier
Signature

Chairman
Title

Imelda A. Wojtkowski
Notary Public
Imelda A. Wojtkowski #590827

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.J. Mosier & Associates, Inc.

We have audited the accompanying statement of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2009, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 26, 2010

D.J. MOSIER & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	53,973
Receivables from clients and correspondents		2,965
Receivables from employees and related parties		26,324
Other assets		1,430
TOTAL ASSETS	$	84,692

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	3,386
Accrued expenses		10,747
Total liabilities		14,133
STOCKHOLDER'S EQUITY		
Common stock, no par value: 10,000 shares issued and outstanding		1,000
Paid in capital in excess of par		403,447
Accumulated deficit		(333,888)
Stockholder's equity		70,559
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	84,692

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Consulting fees	$ 324,397
Commission income	35,077
TOTAL REVENUES	359,474
EXPENSES	
Salaries and payroll taxes	240,482
Taxes, licenses and fees	8,310
Travel	4,437
Professional fees	11,889
Consulting fees	34,000
Rent	29,364
Insurance	48,230
Other operating expenses	12,587
TOTAL EXPENSES	389,299
(LOSS) FROM OPERATIONS	(29,825)
OTHER INCOME	
Interest income	81
TOTAL OTHER INCOME	81
NET (LOSS)	$ (29,744)

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid in Capital in excess of par	Retained Earnings	Total
Balance December 31, 2008	$ 1,000	$ 291,247	$ (249,594)	$ 42,653
Prior period adjustment	-	-	(54,550)	(54,550)
Balance December 31, 2008, as restated	1,000	291,247	(304,144)	(11,897)
Additional paid-in capital	-	112,200	-	112,200
Net (loss) for 2009	-	-	(29,744)	(29,744)
Balance December 31, 2009	$ 1,000	$ 403,447	$ (333,888)	$ 70,559

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(29,744)
Changes in operating assets and liabilities:		
Increase in receivables from clients and correspondents		(2,965)
Decrease in receivables from employees and related parties		38,371
Increase in accounts payable		1,422
Increase in accrued expenses		10,747
NET CASH PROVIDED BY OPERATING ACTIVITIES		17,831
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in paid in capital		112,200
Decrease in loan from stockholder		(112,200)
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE CASH		17,831
CASH AND CASH EQUIVALENTS December 31, 2008		36,142
CASH AND CASH EQUIVALENTS December 31, 2009	$	53,973

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

D.J. Mosier and Associates, Inc, ("the Company") is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The Company's office is located in Chicago, Illinois and the majority of the Company's customers are located in the Midwest. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Issuance of SFAF Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162.* SFAS No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for the SEC registrants. The Codification supersedes all of the existing non-SEC accounting and reporting standards, but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the new Codification numbering system prescribed by the FASB.

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Commissions Receivable

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commissions receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company elected in 2005 to be taxed as a Subchapter S corporation. As a Subchapter S corporation the taxable income for federal purposes flows through to the majority stockholder, and accordingly there is no taxes paid at the federal level. The Company is liable for State replacement tax which is computed at 1.5% of taxable income. At December 31, 2009 the Company did not have taxable income for state purposes and is not liable for state replacement taxes

Subsequent events

The Company has evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were available to be issued.

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820 formerly known as FASB Statement No.157, *Fair Value Measurements*, which the Company adopted effective January 1, 2008.

3. RELATED PARTY TRANSACTIONS

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The lease expense for the year ended December 31, 2009 was $29,364. The future rental payment under the lease for the next year is as follows:

2010	$24,859

4. CONCENTRATIONS

The Company's largest client accounted for 70% of revenues for the year ending December 31, 2009.

5. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2009, the Company had net capital of $42,804 and had no customer accounts.

6. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted ASC 740 formerly known as FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." At December 31, 2009 there are no material uncertain income tax positions.

7. REGULATORY MATTERS

Certain matters could be subject to review by the Chicago Regional Office of FINRA regarding regulatory issues concerning the Company. At the date of these financial statements the ultimate outcome of this matter is not presently determinable.

8. PRIOR PERIOD ADJUSTMENTS

Stockholder's equity at the beginning of 2008 has been adjusted for the following errors: 1) $112,200 in loans from the majority stockholder that were recorded to revenue, and 2) $57,650 received from a related party during 2009 that were for expenses that were incurred in previous years. The corrections had no effect on the results of the current year's operations: however, the adjustments increased stockholders equity for 2008 by $57,650.

SUPPLEMENTAL INFORMATION

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 70,559
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		70,559
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		70,559
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	27,754	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(27,754)
8.	Net capital before haircuts on securities positions		42,805

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2009

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		0
10. Net Capital		$ 42,805

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 942
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	37,805
15. Excess net capital at 120%	$ 36,805

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2009

16. Total A.I. liabilities from Statement of Financial Condition $ 14,133
17. Less: Securities borrowed for which equivalent value is paid
    Less; Subordinated notes payable, secured with securities of equivalent value
18. Add:

    A. Drafts for immediate credit ________

    B. Market value of securities borrowed for which no equivalent value is paid or credited ________

    C. Other unrecorded amounts (List)

19. Total aggregated indebtedness $ 14,133

20. Percentage of aggregated indebtedness to net capital (line 19/line 10) % 33

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0

**D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2009**

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2009.

D.J. MOSIER & ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTSFOR BROKER/DEALERS UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2009

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. Mosier & Associates, Inc.

In planning and performing our audit of the financial statements of D.J. Mosier & Associates, Inc., ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness)or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above. The conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of D.J. Mosier & Associates, Inc as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 26, 2010. The material weaknesses that came to our attention were in regards to the books and records of the Company were not maintained in accordance with U.S. GAAP. This resulted in inaccurately filed regulatory reports. Management has since made all adjustments to present the financial statements in accordance with U.S. GAAP.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Chicago, Illinois

February 26, 2010

D.J. MOSIER & ASSOCIATES, INC.

**FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

(With Independent Auditors' Report)

DECEMBER 31, 2009

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS